TCBI Q4 2015 Earnings

January 20, 2016

 TEXAS CAPITAL BANCSHARES, INC.



Certain matters discussed within or in connection with these materials may contain "forward-looking statements" as defined in federal securities laws, which are subject to risks and uncertainties and are based on Texas Capital's current estimates or expectations of future events or future results. These statements are not historical in nature and can generally be identified by such words as "believe," "expect," "estimate," "anticipate," "plan," "may," "will," "intend" and similar expressions. A number of factors, many of which are beyond Texas Capital's control, could cause actual results to differ materially from future results expressed or implied by our forward-looking statements. These risks and uncertainties include, but are not limited to, deterioration of the credit quality of our loan portfolio, the effects of continued low oil and gas prices on our customers, increased defaults and loan losses, the risk of adverse impacts from general economic conditions, volatility in the mortgage industry, competition, interest rate sensitivity and exposure to regulatory and legislative changes. These and other factors that could cause results to differ materially from those described in the forward-looking statements, as well as a discussion of the risks and uncertainties that may affect Texas Capital's business, can be found in our Annual Report on Form 10-K and other filings made by Texas Capital with the Securities and Exchange Commission. Forward-looking statements speak only as of the date of this presentation. Texas Capital is under no obligation, and expressly disclaims any obligation, to update, alter or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

TEXAS CAPITAL BANCSHARES, INC.

Opening Remarks & Financial Highlights

Strong Balanced Growth

- Solid Q4-2015 growth in traditional LHI balances in continuing highly competitive C&I market
- Expected lower average balances in mortgage finance loans ("MFLs") with significant quarter-end surge in balances as a result of backlog from new consumer regulations
- Growth in average DDAs and total deposits
- Benefit from Fed rate increase due to high asset sensitivity with extended duration of low-cost funding

Core Earnings Power

- Growth in traditional LHI continues to produce solid net revenue
- Operating leverage remains good with growth, even with continued build-out
- Business model focused on organic growth continues to demonstrate ability to produce high returns on invested capital
- Mortgage Correspondent Aggregation will be a capital efficient contributor to earnings in 2016 and beyond

Credit Quality

- Credit metrics remain acceptable despite increase in energy NPAs
- NCOs at 7 bps in Q4-2015 and 10 bps for 2015, none related to energy
- High allowance coverage ratios
- Provision driven by application of methodology; energy loss exposure fully reserved

Operating Results

Net Income	EPS	ROE	Total LHI	Total Deposits
$34.8 million	$0.70	8.82%	$16.7 billion	$15.1 billion

TEXAS CAPITAL BANCSHARES, INC.

Energy Update

- Outstanding energy loans represented 7% of total loans, or $1.2 billion at December 31, 2015
- TCBI's energy loans primarily consist of engineered reserve-based loans to upstream E&P operators, which represented 5% of total loans at December 31, 2015
    - E&P - 5% with 61% oil and 39% gas; balances and commitments down from Q3-2015
    - Allocated reserve of $32.0 million represents over 3% of loans subject to direct commodity price exposure
    - Service - 1% with exposure primarily related to production not exploration and development with slight increase in this category from existing commitments; $3.3 million in NPAs
    - Other 1% - cash secured, guaranteed, or secured with additional assets with slight increase in this category from existing commitments; no NPAs
- 59% of energy is non-SNC, 41% is SNC with 15% of SNCs agented by us
    - Senior secured position; borrowers have limited use of subordinated debt
- Hedging is generally required for all energy borrowers and hedge contracts are pledged to us as collateral; counterparties include investment-grade multi-national companies and money center/large regional banks
    - 73% of TCBI's oil-weighted borrowers have accretive hedges (defined as $50/barrel or better floors) in place for 2016
    - Over 50% of TCBI's oil-weighted borrowers have accretive hedges in place covering at least 50% of engineered production volumes for 2016
- Borrowing bases are defined by a conservative advance percentage (generally 50 – 65%) of the NPV of expected future cash flows using future prices as one of numerous inputs
    - Additional non-producing collateral is given only minimal weighting in borrowing base determinations
    - For Q4-2015 price deck, we assume Base Case oil and gas pricing of $42.50/bl oil and $2.30/mcf gas. We also sensitize the portfolio at $37.50/bl oil and $2.00/mcf gas
    - Over time our pricing tracks the forward strip

Energy Update continued

- Energy non-accruals
  - 12/31/2015 - $120.4 million
  - 9/30/2015 - $36.9 million
- Risk grade migration occurring in Q4-2015; will likely continue to occur and have an impact on provisions that reflects the duration and depth of the cycle
  - Beginning in Q4-2014 and through 2015 we have significantly increased reserves related to energy; total energy reserves at Q4-2015 are approximately $32.0 million, or 3% of energy exposure
  - Grade migration within the energy portfolio has significantly contributed to higher provisions in 2015, and will continue in 2016; losses expected to be manageable at this point
  - Classified $130.4 million and criticized $199.2 million
  - Continue to manage balances relative to borrowing bases on individual loans as needed with cash applied to debt, additional collateral, sale of production or new equity required from investors
    - Lenders, credit officers and engineers, on average, have more than 30 years of industry experience
    - Portfolio has been built over years based on relationships with borrowers who have deep experience in the industry and have been through prior energy down cycles

5 TEXAS CAPITAL BANCSHARES, INC.

Houston Market Risk Real Estate

(in thousands except % data)	Q4 2015	% of Total Houston Market Risk CRE	Q3 2015	% of Total Houston Market Risk CRE
Apartment buildings	$214,863	32%	$144,235	23%
Commercial buildings	90,766	14%	130,891	22%
Shopping center/mall buildings	102,179	15%	96,490	16%
Hotel/motel buildings	83,636	13%	77,418	13%
Manufacturing	105,752	16%	88,753	15%
Other	69,835	10%	64,325	11%
Total Houston Market Risk CRE (excluding builder finance loans)	$667,031		$602,112	
Percentage of total LHI	4%		4%	

- The above table summarizes our Houston market risk real estate portfolio, excluding loans related to our builder finance line of business
- Of the December 31, 2015 total, $9.2 million were "special mention" and $281,000 were "substandard"; no NPAs

TEXAS CAPITAL BANCSHARES, INC.

Expansion of Mortgage Finance Services

- Launched Mortgage Correspondent Aggregation ("MCA") business in our Mortgage Finance ("MF") group in late Q3-2015
  - Balance of loans held for sale ("LHS") was $86.1 million at quarter-end, with average balance of $24.7 million and yield over 3.8%
  - On-boarding of clients is increasing as expected which will result in ramp up of volumes
  - Pace of loan purchases affected by TRID – rejects by system to limit put-back exposure were high
- Market conditions continue to be challenging and are limiting gain on sale opportunities
  - Persistent low rates and expectation of future higher rates have driven up value of MSRs
  - Non-bank aggregators are taking advantage of adverse MSR capital treatment for banks
  - Aggressive MSR acquisition placing extreme pressure on normal fee structures
- As previously noted Q4-2015 was first quarter of fully loaded MCA expenses
  - Q4-2015 and YTD net expenses of $2.7 million and $7.4 million representing impact for 2015 of $0.10 per share and 1.2% on annual Efficiency Ratio
  - Small loss incurred on loans sold due to pricing competition and limited channels in Q4
  - Operating improvements in core business have overcome MCA loss YTD
- Outlook for MCA
  - Opportunity for meaningful improvement in overall MF contribution with exceptional risk-adjusted returns
  - Net loss expected for first half of 2016, with profitability expected in late Q2-2016 and full year
  - Improved risk weight of total MFL portfolio as program matures
  - Highly profitable when we achieve higher volume run rate
  - Increased yield included in net interest income and non-interest income from sales of loans and MSRs
  - Will continue to manage to 25 – 33% concentration including total MFLs

TEXAS CAPITAL BANCSHARES, INC.

Net Interest Income & Margin

Quarterly Change

NII ($MM)		NIM (%)
$142.0	Q3 2015	3.12%
.1	Increase in liquidity	(.10)
(1.2)	Decrease in LHI loan yields	(.02)
(.3)	Decrease in MF loan yields	(.01)
1.2	Mix shift from MF to LHI	.03
.4	Other	(.01)
$142.2	Q4 2015	3.01%

Annual Change

NII ($MM)		NIM (%)
$477.0	YTD 2015	3.78%
1.7	Increase in liquidity	(.45)
(25.6)	Decrease in LHI loan yields	(.14)
(7.6)	Decrease in MF loan yields	(.04)
(3.7)	Mix shift from LHI to MF	(.02)
-	Increase in contribution from free funds	.04
114.6	Increase in LHI and MF balances	-
.1	Other	(.03)
$556.5	YTD 2015	3.14%

NIM Highlights

- Net interest income flat from Q3-2015 and growth of 11% from Q4-2014
- MFL balances continue to benefit NII with small negative to NIM
- Traditional LHI spreads continue to show only modest erosion with competitive pressure
- Total Liquidity Assets increased to 18% of earning assets with yield of 27 bps; significantly reduces NIM, but no adverse impact on NII

TEXAS CAPITAL BANCSHARES, INC.

Loan Growth

Average Balance Trends ($B)



$18.0
$16.0
$14.0
$12.0
$10.0
$8.0
$6.0
$4.0
$2.0
$-
Portfolio Balances ($B)
4.40%
4.31%
4.32%
4.26%
4.21%
$3.5
$3.7
$4.6
$4.0
$3.7
$9.9
$10.5
$10.9
$11.3
$11.7
Q4 2014
Q1 2015
Q2 2015
Q3 2015
Q4 2015
LHI (excl. MFLs)
MFLs
LHI (excl. MFL) Yield

Total Loan Composition

($16.7 Billion at 12/31/15)



Energy 5%
Highly Liquid Assets 1%
Business Assets 29%
Unsecured 3%
Owner Occupied R/E 5%
Residential R/E Mkt. Risk 7%
Comml R/E Mkt. Risk 17%
Other Assets 3%
Mortgage Finance 29%

Growth Highlights

- Broad-based growth in average traditional LHI – Growth of $391.2 million (3%) from Q3-2015 and $1.8 billion (18%) from Q4-2014
- Period-end balance $52.2 million higher than Q4-2015 average balance and 16% above Q4-2014 period-end balance
- MF performance has exceeded industry trends with increase in YTD 2015 averages of 35% compared to YTD 2014
- Consistent with trends, average MFLs represent 24% of total LHI at Q4-2015 compared to 30% at period end

9

Texas Capital Bancshares, Inc.

Average Balance Trends ($B)



Funding Costs



Growth Highlights

- Core funding costs – deposits and borrowed funds – 18 bps for Q4-2015 compared to 17 bps at Q3-2015 and Q4-2014
- Deposit growth consistent with strategic opportunity to build deposit base
  - Minor benefit to NII
  - Impact on NIM consistent with objectives, and will fluctuate from quarter to quarter based on levels of liquidity assets and loan mix
  - Significant increase in asset sensitivity and duration of low-cost funding since Q4-2014

TEXAS CAPITAL BANCSHARES, INC.

Non-interest Expense

Quarterly Change

Non-interest expense ($MM)	Increase/ (Decrease)
Q3 2015	**$81.7**
Salaries and employee benefits – related to stock price changes	0.4
Salaries and employee benefits – continued build out	1.6
Salaries and employee benefits – performance based incentives, LTI and annual incentive pool	(.7)
FDIC assessment	.3
Other professional – can vary from quarter to quarter	2.0
All other – includes occupancy, technology and marketing, all with some one-time and seasonal expenses	1.7
Q4 2015	**$87.0**

Annual Change

Non-interest expense ($MM)	Increase/ (Decrease)
YTD 2014	**$285.1**
Salaries and employee benefits – related to stock price changes	(.8)
Salaries and employee benefits – continued build out	17.4
Salaries and employee benefits – performance based incentives, LTI and annual incentive pool	2.2
FDIC assessment	6.3
All other – includes occupancy, legal and professional, technology and marketing	16.3
YTD 2015	**$326.5**

Expense Highlights

- Increase in efficiency ratio driven by the largest quarter for expenses from MCA with revenue not ramped up yet
- Continued focus on managing growth in NIE
  - Linked quarter increase in incentive expense linked to change in stock price $800,000 benefit for Q3-2015 compared to $400,000 benefit for Q4-2015
  - Continued build-out including MCA and Private Wealth Management; impact of MCA expenses for Q4-2015 was $.04 per share

TEXAS CAPITAL BANCSHARES, INC.

Performance Summary - Quarterly

(in thousands)	Q4 2015	Q3 2015	Q2 2015	Q1 2015	Q4 2014
Net interest income	$ 142,188	$ 142,048	$ 142,285	$ 130,009	$ 127,582
Non-interest income	11,320	11,380	12,771	12,267	11,226
Net revenue	153,508	153,428	155,056	142,276	138,808
Provision for credit losses	14,000	13,750	14,500	11,000	6,500
Non-interest expense	87,042	81,688	81,276	76,517	74,117
Income before income taxes	52,466	57,990	59,280	54,759	58,191
Income tax expense	17,713	20,876	21,343	19,709	20,357
Net income	34,753	37,114	37,937	35,050	37,834
Preferred stock dividends	2,437	2,438	2,437	2,438	2,437
Net income available to common shareholders	$ 32,316	$ 34,676	$ 35,500	$ 32,612	$ 35,397
Diluted EPS	$ .70	$ .75	$ .76	$ .70	$ .78
Net interest margin	3.01%	3.12%	3.22%	3.22%	3.56%
Net interest margin excl. liquidity assets	3.63%	3.66%	3.66%	3.68%	3.78%
ROA	.72%	.79%	.83%	.84%	1.03%
ROA excl. liquidity assets	.84%	.91%	.93%	.95%	1.08%
ROE	8.82%	9.69%	10.32%	9.82%	11.41%
Efficiency	56.7%	53.2%	52.4%	53.8%	53.4%

TEXAS CAPITAL BANCSHARES, INC.

Performance Summary - Annual

(in thousands)	2015	2014	2013	2012	2011
Net interest income	$ 556,530	$ 476,965	$ 419,513	$ 376,879	$ 302,937
Non-interest income	47,738	42,511	44,024	43,040	32,232
Net revenue	604,268	519,476	463,537	419,919	335,169
Provision for credit losses	53,250	22,000	19,000	11,500	28,500
OREO valuation and write-down expense	–	–	920	6,883	6,798
Total provision and OREO valuation	53,250	22,000	19,920	18,383	35,298
Non-interest expense	326,523	285,114	255,809	212,998	181,529
Income before income taxes	224,495	212,362	187,808	188,538	118,342
Income tax expense	79,641	76,010	66,757	67,866	42,366
Net income	144,854	136,352	121,051	120,672	75,976
Preferred stock dividends	9,750	9,750	7,394	–	–
Net income available to common shareholders	$ 135,104	$ 126,602	$ 113,657	$ 120,672	$ 75,976
Diluted EPS	$ 2.91	$ 2.88	$ 2.72	$ 3.01	$ 1.99
Net interest margin	3.14%	3.78%	4.22%	4.41%	4.68%
Net interest margin excl. liquidity assets	3.66%	3.91%	4.28%	4.44%	4.77%
ROA	.79%	1.05%	1.17%	1.35%	1.12%
ROA excl. liquidity assets	.90%	1.08%	1.18%	1.38%	1.13%
ROE	9.65%	11.31%	12.82%	16.93%	13.39%
Efficiency[1]	54.0%	54.9%	55.2%	49.8%	54.1%

(1) Excludes OREO valuation charge

TEXAS CAPITAL BANCSHARES, INC.

Business Driver	2016 Outlook v. 2015 Results
Average LHI	High single to low double-digit percent growth
Average LHI – Mortgage Finance	Flat to low single-digit percent growth
Average Deposits	High single to low double-digit percent growth
Net Revenue	Mid to high-teens percent growth
Net Interest Margin	3.50% to 3.60%, excluding effect of change in liquidity assets
Net Charge-Offs / Provision Expense	Less than 0.25%; with continued higher levels of provisioning in mid-$60 million level
NIE	Mid to high-teens percent growth; mid to high single-digit percent growth from Q4-2015 annualized
Efficiency Ratio	Mid-50's

TEXAS CAPITAL BANCSHARES, INC.

Non-accrual loans	Q4 2015
Commercial	$ 138,658
Construction	16,667
Real estate	19,312
Consumer	–
Equipment leases	5,151
Total non-accrual loans	179,788
Non-accrual loans as % of LHI excluding MF	1.53%
Non-accrual loans as % of total LHI	1.08%
OREO	278
Total Non-accruals + OREO	$ 180,066
Non-accrual loans + OREO as % of loans excluding MF + OREO	1.53%
Reserve to non-accrual total LHI	.8x

NCO / Average Traditional LHI



	2011	2012	2013	2014	2015
	0.58%	0.10%	0.07%	0.07%	0.10%
Combined Reserves/ Trad'l LHI	1.31%	1.15%	1.09%	1.06%	1.28%

Asset Quality Highlights

- Total credit cost of $14.0 million for Q4-2015, compared to $13.8 million in Q3-2015 and $6.5 million in Q4-2014
- NCOs $2.0 million, or 7 bps, in Q4-2015 compared to 8 bps in Q3-2015 and 5 bps in Q4-2014
- Increase in non-accruals primarily energy; NPA ratio slightly over 1% and at manageable level
- No net charge-offs related to energy; energy NPAs at $120.4 million for Q4-2015 compared to $36.9 million in Q3-2015

TEXAS CAPITAL BANCSHARES, INC.



EPS Growth
(5-yr CAGR of 24%)

Stock Offerings			2,300,000 common shares August	$150 million preferred shares March	1,875,000 January 2,523,128 November common shares

Note: 2015 includes the full impact of the common stock offering completed in Q4-2014

TEXAS CAPITAL BANCSHARES, INC.

Closing Comments

- Traditional LHI growth experienced in 2015 was in line with guidance; despite continued discipline related to CRE and energy, still planning for solid growth in 2016

- Aggressively managing energy portfolio; remain confident in underwriting standards, portfolio composition and current reserve level

- Lower mortgage finance average balances in Q4-2015 as expected, which was in line with our guidance; surge in YE balance provides good start for 2016

- Success in building and managing costs of liquidity continues, compressing NIM but with minor benefit to net interest income

- Remain highly asset sensitive; well positioned to take advantage of increases in short-term rates

- MCA positioned to provide meaningful income contribution in 2016, but focused in last half of the year

TEXAS CAPITAL BANCSHARES, INC.

Q&A

TEXAS CAPITAL BANCSHARES, INC.

Appendix

TEXAS CAPITAL BANCSHARES, INC.

Average Balances, Yields & Rates - Quarterly

(in thousands)	Q4 2015		Q3 2015		Q4 2014	
	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate
Assets						
Securities	$ 30,802	3.59%	$ 33,520	3.60%	$ 42,515	3.80%
Liquidity assets	3,457,063	.27%	2,845,855	.25%	882,001	.25%
Loans held for sale	24,658	3.81%	570	4.18%	–	–
Loans held for investment, mortgage finance	3,669,022	3.01%	3,981,731	3.03%	3,471,737	3.06%
Loans held for investment	11,693,464	4.21%	11,302,248	4.26%	9,921,611	4.40%
Total loans, net of reserve	15,231,664	3.96%	15,165,436	3.97%	13,297,209	4.08%
Total earning assets	18,744,187	3.28%	18,045,381	3.38%	14,221,725	3.85%
Total assets	$19,249,277		$18,532,227		$14,631,360	
Liabilities and Stockholders' Equity						
Total interest bearing deposits	$ 9,006,352	.31%	$ 8,329,583	.30%	$ 7,405,436	.28%
Other borrowings	1,327,087	.21%	1,459,864	.20%	251,737	.19%
Total long-term debt	399,406	4.82%	399,406	4.80%	399,406	4.84%
Total interest bearing liabilities	10,732,845	.47%	10,188,853	.46%	8,056,579	.50%
Demand deposits	6,755,615		6,621,159		5,047,876	
Stockholders' equity	1,603,392		1,570,061		1,380,646	
Total liabilities and stockholders' equity	$19,249,277	.26%	$18,532,227	.25%	$14,631,360	.28%
Net interest margin		3.01%		3.12%		3.56%
Net interest margin excl. liquidity assets		3.63%		3.66%		3.78%
Total deposits and borrowed funds	$17,089,054	.18%	$16,410,606	.17%	$12,705,049	.17%
Loan spread		3.78%		3.80%		3.92%

Average Balances, Yields & Rates - Annual

(in thousands)	2015		2014	
	Avg. Bal.	Yield Rate	Avg. Bal.	Yield Rate
Assets				
Securities	$ 35,160	3.65%	$ 49,200	3.98%
Liquidity assets	2,708,352	.26%	444,673	.25%
Loans held for sale	6,359	3.82%	–	–
Loans held for investment, mortgage finance	3,992,548	3.00%	2,948,938	3.19%
Loans held for investment	11,113,520	4.27%	9,265,725	4.51%
Total loans, net of reserve	14,991,103	3.97%	12,123,300	4.22%
Total earning assets	17,740,974	3.40%	12,617,173	4.08%
Total assets	$18,227,103		$13,016,901	
Liabilities and Stockholders' Equity				
Total interest bearing deposits	$ 8,292,301	.30%	$ 6,677,371	.27%
Other borrowings	1,382,013	.18%	380,167	.20%
Total long-term debt	399,406	4.84%	385,023	4.85%
Total interest bearing liabilities	10,073,720	.46%	7,442,561	.50%
Demand deposits	6,447,147		4,188,173	
Stockholders' equity	1,550,276		1,269,601	
Total liabilities and stockholders' equity	$18,227,103	.25%	$13,016,901	.29%
Net interest margin		3.14%		3.78%
Net interest margin excl. liquidity assets		3.66%		3.91%
Total deposits and borrowed funds	$16,121,461	.17%	$11,245,711	.17%
Loan spread		3.80%		4.05%

TEXAS CAPITAL BANCSHARES, INC.

Average Balance Sheet - Quarterly

(in thousands)	QTD Average			Q4/Q3 % Change	YOY % Change
	Q4 2015	Q3 2015	Q4 2014		
Total assets	$19,249,277	$18,532,227	$14,631,360	4%	32%
Loans held for sale	24,658	570	–	N/M	100%
Loans held for investment	11,693,464	11,302,248	9,921,611	3%	18%
Loans held for investment, mortgage finance	3,669,022	3,981,731	3,471,737	(8)%	6%
Total loans held for investment	15,362,486	15,283,979	13,393,348	1%	15%
Liquidity assets	3,457,063	2,845,855	882,001	21%	292%
Demand deposits	6,755,615	6,621,159	5,047,876	2%	34%
Total deposits	15,761,967	14,950,742	12,453,312	5%	27%
Stockholders' equity	1,603,392	1,570,061	1,380,646	2%	16%

Average Balance Sheet - Annual

(in thousands)	YTD Average		YOY % Change
	2015	2014	
Total assets	$18,227,103	$13,016,901	40%
Loans held for sale	6.359	–	100%
Loans held for investment	11,113,520	9,265,725	20%
Loans held for investment, mortgage finance	3,992,548	2,948,938	35%
Total loans held for investment	15,106,068	12,214,663	24%
Liquidity assets	2,708,352	444,673	509%
Demand deposits	6,447,147	4,188,173	54%
Total deposits	14,739,447	10,865,544	36%
Stockholders' equity	1,550,276	1,269,601	22%

Period End Balance Sheet

(in thousands)	Period End			Q4/Q3 % Change	YOY % Change
	Q4 2015	Q3 2015	Q4 2014		
Total assets	$18,909,139	$18,665,995	$15,905,713	1%	19%
Loans held for sale	86,075	1,062	–	N/M	100%
Loans held for investment	11,745,674	11,562,828	10,154,887	2%	16%
Loans held for investment, mortgage finance	4,966,276	4,312,790	4,102,125	15%	21%
Total loans held for investment	16,711,950	15,875,618	14,257,012	5%	17%
Liquidity assets	1,681,374	2,345,192	1,233,990	(28)%	36%
Demand deposits	6,386,911	6,545,273	5,011,619	(2)%	27%
Total deposits	15,084,619	15,165,345	12,673,300	(1)%	19%
Stockholders' equity	1,623,533	1,590,051	1,484,190	2%	9%

TEXAS CAPITAL BANCSHARES, INC.